April 2, 2020

Andrew J. Ritter
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East, Suite 1000
Los Angeles, CA 90067

       Re: Ritter Pharmaceuticals, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed March 27, 2020
           File No. 333-236235

Dear Mr. Ritter:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4

Qualigen Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 193

1. In response to prior comment 16 you set forth that rental revenue is zero for the fiscal
       2020 interim period, and in your MD&A you state that operating revenues are primarily generated from sales of diagnostic tests. Please clarify your disclosure to explain the reason why instruments are a small portion of your revenues, including the reason why rental revenue has declined to zero. Clearly identify the trends reflected in these changes, and the extent to which you expect these trends to continue.
 Andrew J. Ritter
Ritter Pharmaceuticals, Inc.
April 2, 2020
Page 2
Annual Financial Statements of Qualigen, Inc.
Notes to Financial Statements
General, page F-42

2. We note your response to prior comment 13 and your conclusion that you operate in only one business segment. Please note, however, that ASC 280-10-50-40 through 50-42 applies to entities that have a single reportable segment, as set forth in ASC 280-10-50-
       38. Please provide the required disclosures.
       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew J. Ritter
                                                            Division of
Corporation Finance
Comapany NameRitter Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
April 2, 2020 Page 2
cc:       Wendy Grasso, Esq.
FirstName LastName